Exhibit 21.1

Subsidiaries of the Registrant

The following is a list of subsidiaries of Silvergate Capital Corporation, the names under which such subsidiaries do business, and the jurisdiction in which each was organized, as of the date of this prospectus. All subsidiaries are wholly-owned unless otherwise noted.

Subsidiaries of Silvergate Capital Corporation

Name	Jurisdiction of Organization
Silvergate Bank	California
Silvergate Capital Trust I	Delaware
Silvergate Capital Trust II	Delaware

Subsidiaries of Silvergate Bank

Name	Jurisdiction of Organization
Spring Valley Lots, LLC	Delaware